Securities and Exchange Commission

                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or Suspension of
                Duty to File Reports Under Sections 13 and 15(d)
                  of the Securities and Exchange Act of 1934.


                                                  Commission File Number 0-17286

                               Prime Bancorp, Inc.
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             (Exact Name of registrant as specified in its charter)

            c/o Summit Bancorp., 301 Carnegie Center, P.O. Box 2066,
                           Princeton, NJ 08543-2066;
                                 (609) 987-3442
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              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

         Common Stock, $1.00 par value per share, of Prime Bancorp, Inc.
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            (Title of each class of securities covered by this Form)


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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [X]    Rule 12h-3(b)(1)(ii)   [ ]
          Rule 12g-4(a)(1)(ii)   [ ]    Rule 12h-3(b)(2)(i)    [ ]
          Rule 12g-4(a)(2)(i)    [ ]    Rule 12h-3(b)(2)(ii)   [ ]
          Rule 12g-4(a)(2)(ii)   [ ]
          Rule 12h-3(b)(1)(i)    [ ]    Rule 15d-6             [ ]

     Approximate number of holders of record as of the certification or notice date:

        Zero (0)
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     Pursuant to the requirements of the Securities Exchange Act of 1934, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    August 2, 1999         BY:  /s/ Dennis A. Williams
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                                     Dennis A.  Williams, Esq.
                                     Senior Vice President and Group Counsel,
                                     Summit Bancorp., wholly-owning parent of
                                     First Valley Corporation, successor through
                                     merger to Prime Bancorp, Inc.

Instruction: This form is required by Rules 12g-4 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.